Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 21, 2025

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on September 20, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Weekly T-Bill ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. References to the “Prior Correspondence Letter” refer to the initial correspondence letter filed with the Staff on January 16, 2025.

Comment 1 – General

The Staff refers to the Registrant’s Response to Comment 11 set forth in the Prior Correspondence Letter. While it may be used as a secondary index, the Staff believes that the Solactive Global Developed Government Bond TR USD Index is not an appropriate broad-based index for the Fund, as it does not represent the applicable debt market (i.e., it includes non-U.S. government bonds) and is a global index, whereas the Fund only invests in U.S. Treasury Bills. Please inform the Staff of the different broad-based index that the Fund intends to use.

Response to Comment 1

The Registrant confirms that the Fund will use an appropriate broad-based index.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

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